Filed by Compass Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: TexasBanc Holding Co.
Commission File No. 001-31272
Dated: November 18, 2005
Questions & Answers About the
Compass/TexasBank Merger, Edition #4

Compass continues to bring you answers to the questions you’re asking in this fourth edition of Questions & Answers regarding the Compass/TexasBank merger.
Are part-time tellers permitted to work up to 38 to 39 hours per week if needed or will they be limited to 35 hours per week or another limited amount of time?
At Compass, part-time tellers generally are not scheduled to work more than 36 hours per week. However, if a banking center needs a part-time teller to work more than 36 hours in any particular week due to staffing, they would be permitted to do so.
Can employees take their vacation in less than five-day increments or do they have to take vacation a week at a time?
Compass encourages employees to take vacation time in blocks of five consecutive days when possible to rest and relax away from the job, although not all vacation must be taken in increments of five days. The company does, however, require a five-day absence for certain employees annually. (Others in high-risk areas or who have high-risk responsibilities, such as trading, may be required to remain away from their regular job duties for 10 consecutive business days.)
The continuous time away requirement helps Compass meet federal regulatory risk management regulations. It may be met:
•	When you take vacation for the required time period;

•	When you attend a training program or conference, take military or other leave, or otherwise remain away from your job for the required timeframe; or

•	When a manager rotates you to other duties for the required time away, such as moving a teller from one banking center to another.
If continuous time away requirements apply to you and you satisfy the requirements using vacation time, you can take the remainder of your annual vacation in amounts less than five-day increments, subject to your manager’s approval.

If an employee prefers to work in a different position than the one Compass offers and the position is open at his or her location, what will be required for that employee to apply for the position? Will he or she be considered for that position on a priority basis?
Employees may apply for an open position within their banking center or department rather than accept the position Compass offers and will be considered for the position on a priority basis if they meet the positions’ qualifications.
What is Compass’ policy regarding NSFs incurred by employees?
Compass employees are expected to conduct their personal finances in a responsible manner. However, the company understands that an employee may overdraw his or her account on rare occasions. If an employee overdraws his or her account excessively, a Human Resources representative will notify his or her manager who will counsel the employee to avoid future overdraft incidents. If that employee continues to overdraw his or her account, Compass will likely close the account.
Overdrafts of employee accounts will be subject to repayment and NSF fees in accordance with written bank policies to the same extent as overdrafts of non-employee personal accounts in similar circumstances.
What if an employee is offered and accepts a non-comparable position but later decides he or she is not satisfied with the position? Is the employee allowed a grace period to decide between the new position and accepting severance pay?
When employees are offered jobs with Compass (comparable or non-comparable), they will be given two to three days to decide before accepting or declining. If a non-comparable job is offered and the employee accepts it after the two-to-three day period but the employee later chooses not to accept it or resigns after working in the position, severance pay isn’t available to that employee.